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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 1-10916



(CHECK ONE):  [X] Form 10-K    [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended  December 31, 2000
                 ------------------
                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition Period Ended
                                                     --------------------------
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                              ----------------------------------

PART I.  REGISTRANT INFORMATION

Intervisual Books, Inc.
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Full Name of Registrant

Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
2716 Ocean Park Boulevard, Suite 2020, Santa Monica, CA 90405
--------------------------------------------------------------------------------
City, State and Zip Code

PART II. RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


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PART III.      NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company currently is in the process of completing its audit and needs additional time to complete the audit because certain documentation needed by the Company's auditors to complete the audit for the year ended December 31, 2000 has not been received. As a result, the Company is unable to file its Form 10-K on the prescribed due date without unreasonable effort or expense. It is anticipated such documentation will be received and the Form 10-K will be filed prior to April 17, 2001.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         Dan P. Reavis                                        310                            396-8708
         -----------------------------------         --------------------               ---------------------------
         (Name)                                      (Area Code)                        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                          [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [X] Yes        [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Exhibit B attached hereto.

                             Intervisual Books, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   April 2, 2001             By: /s/ DAN P. REAVIS
     --------------------            -------------------------------------------
                                  Name:   Dan P. Reavis
                                       -----------------------------------------
                                  Title:  Executive Vice President, CFO
                                        ----------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


---------------------------------ATTENTION--------------------------------------
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.


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2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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                                  Exhibit A to
                                   Form 12b-25

                             Accountant's Statement

March 30, 2001



Securities and Exchange Commission
Washington, D.C.  20549

We confirm the representations made by Intervisual Books, Inc. in Part III of the accompanying Form 12b-25 for the year ended December 31, 2000, insofar as they relate to accounting and auditing matters.


                                         /s/ BDO Seidman, LLP


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                                  Exhibit B to

                                   Form 12b-25

The loss for the year ended December 31, 2000 is expected to be significantly higher than the Company's net loss of $947,000 for the year ended December 31, 1999. The net loss for the year ended December 31, 2000 has not been finalized because material items have yet to be resolved. The loss for the year ended December 31, 2000 is due mainly to lower sales to publishers offset by increases in self-publishing sales. The Company's foreign sales to publishers continues to be negatively affected by the strength of the dollar and Asian economic conditions, especially in Japan. Self-publishing sales, however, were up significantly in 2000 compared to 1999, and this trend is expected to continue into 2001. Rights income will be materially lower in 2000 due mainly to 1999 being an exceptionally good year, which makes comparative numbers difficult. Also having an impact and contributing to lower earnings in 2000 will be higher interest expenses, the write-off of deferred taxes and increases to reserves for inventory write-offs, bad debts and additions to the reserve for returns.